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                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

       Subject Company:  First Union Real Estate Equity and Mortgage Investments
                                                  Commission File No. 001-006249

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           THE FOLLOWING IS A PRESS RELEASE ISSUED BY FIRST UNION REAL
          ESTATE EQUITY AND MORTGAGE INVESTMENTS ON SEPTEMBER 30, 2002

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Contact:  First Union Real Estate Equity and Mortgage Investments
          Neil Koenig, Interim Chief Financial Officer
          (212) 949-1373

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS ANNOUNCES AMENDMENT TO MERGER AGREEMENT WITH GOTHAM GOLF CORP.

NEW YORK - (Business Wire) - September 30, 2002 - First Union Real Estate Equity and Mortgage Investments (NYSE: FUR) ("First Union") announced that it had reached an agreement with Gotham Golf Corp. ("Gotham Golf") to amend the Agreement and Plan of Merger and Contribution ("Merger Agreement"), dated February 13, 2002, as amended, among First Union, Gotham Golf and certain of their respective affiliates. The amendment fixes the amount of consideration to be received in the merger and removes the possibility of any subsequent reduction in the consideration.

Prior to the recent amendment, the Merger Agreement provided that, in the merger, each First Union common share would be converted into the right to receive $2.20 in cash plus, at the election of the shareholder, either an additional $0.35 in cash or approximately 1/174th of an a note, with a face value of $100, issued by Southwest Shopping Centers Co. II, L.L.C. ("SSCC"). In addition, First Union common shareholders would receive subscription rights to purchase common shares of Gotham Golf common stock at $20 per share.

Prior to the recent amendment, the Merger Agreement provided that the cash merger consideration of $2.20 per share was subject to reductions on account of
(1) dividends paid to common shareholders after the execution of the Merger Agreement and prior to the completion of the merger, (2) certain shared costs incurred by First Union and Gotham Golf in securing third-party consents to the merger, and (3) a possible escrow that would consist of amounts attributable to certain breaches of representations and

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warranties of First Union that were disclosed between the date of the Merger
Agreement and the date of the completion of the merger.

The recent amendment, which was executed on September 27, 2002, makes two adjustments to the cash merger consideration and eliminates any possible reductions to the cash merger consideration. First, the amendment formally recognizes that the cash merger consideration of $2.55 per share has been reduced by $0.20 on account of dividends distributed to holders after the execution of the Merger Agreement, as provided in the Merger Agreement. Second, the amendment reduces the merger consideration by $0.02 in return for eliminating any possible shared costs holdback and escrow holdback, both of which could have resulted in a reduction in the cash merger consideration by an amount currently undetermined and that would have been determined at or prior to the completion of the merger. As a result of the amendment, the cash merger consideration is fixed at $2.33 per share and shall not be adjusted prior to the completion of the merger. If the merger is approved, holders electing to receive all cash for their common shares will receive $2.33 per common share, consisting of $1.98 plus an additional $0.35. Holders electing to receive cash and an interest in the note will receive for each common share $1.98 in cash plus approximately 1/174th of a note with a face value of $100. In either event, holders will also receive subscription rights to purchase shares of Gotham Golf common stock at $20 per share.

The effects of the amendment on the proposed transaction contemplated by the Merger Agreement are more fully described in the revised proxy materials filed on September 27, 2002 with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE FORM S-4 OF GOTHAM GOLF AND SSCC FILED ON MAY 13, 2002, AS AMENDED, TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus (when it becomes available) and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/final prospectus and these other documents may also be obtained for free from First Union.

The preliminary proxy materials filed on September 27, 2002 may be found at the Commission's website under the listings for either Gotham Golf Corp. or Southwest Shopping Centers Co. II, L.L.C.


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Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K for its fiscal year ended December 31, 2001.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust (REIT) headquartered in New York, New York.

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Collectively, as of June 30, 2002, the trustees and executive officers of First
Union beneficially owned 8,256,278 First Union common shares, representing approximately 23.7% of the outstanding common shares of First Union. First Union and its respective trustees, directors, partners, executive officers and certain other related persons and employees may be soliciting or deemed to be soliciting proxies from First Union shareholders in favor of the proposed transaction. Shareholders of First Union may obtain additional information regarding the related persons and their interests by reading the definitive proxy statement/prospectus when it becomes available.